UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number 1-34694

VEON Ltd.
(Translation of registrant’s name into English)

Index Tower (East Tower), Dubai (DIFC), United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

On March 18, 2025, VEON Ltd., a global digital operator (“VEON” or the “Company”), issued a press release announcing that its subsidiaries, VEON Amsterdam B.V. (the “Seller”), VEON Holdings B.V. (“Holdings”), Kyivstar Group Ltd. (“PubCo”) and Varna Merger Sub Corp. (“Merger Sub”) have executed a business combination agreement (the “Business Combination Agreement”) with Cohen Circle Acquisition Corp. I, a special purpose acquisition company (Nasdaq: CCIRU) (“Cohen Circle”) that will result in the listing of JSC Kyivstar (“Kyivstar”), the leading digital operator in Ukraine, through its parent, PubCo, on the Nasdaq Stock Market (the “Business Combination”).

The total pro-forma valuation for the transaction is US$2.21 billion. At closing, the Seller will hold no less than 80% of the shares of PubCo. These shares will be calculated on a per share price of US$10.35. The remainder of the Seller’s value in Holdings will be received by way of a loan note from PubCo.

A copy of the press release as well as an investor presentation that will be used by Cohen Circle and Kyivstar are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

Business Combination Agreement

The Business Combination Agreement provides that, on the terms and subject to the conditions set forth therein, the Seller will sell Holdings, the direct parent of Kyivstar, to PubCo and Merger Sub will merge with and into Cohen Circle (the “Business Combination”).Cohen Circle will survive the Business Combination and become a wholly owned subsidiary of PubCo (the “Surviving Company”). Subject to the parties’ agreement, PIPE investors may acquire shares in PubCo, up to an amount agreed between the parties, at the time of closing of the Business Combination (“Closing”).

Concurrently with the execution of the Business Combination Agreement, Cohen Circle and Cohen Circle Sponsor I, LLC (the “Sponsor”) have entered into a SPAC support agreement (the “SPAC Support Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, the Sponsor has agreed, among other things, to: (a) not redeem any Voting Shares (as defined therein) in connection with the vote to approve the Business Combination and (b) contingent upon the Closing, waive certain anti-dilution provisions contained in Cohen Circle’s governing documents.

Also, concurrently with the execution of the Business Combination Agreement, Cohen Circle, Cantor Fitzgerald & Co. (“Cantor”), the Sponsor, the Seller and PubCo have entered into a sponsor agreement (the “Sponsor Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, (i) the Sponsor has agreed to forfeit 2,155,000 of its founder shares, (ii) the Sponsor and Cantor have each agreed to forfeit all of their private placement warrants, (iii) the Sponsor has agreed that, of the 5,750,000 shares of PubCo it will receive pursuant to the Business Combination, (x) 4,312,500 shares of PubCo will be subject to customary transfer restrictions for a period of time following Closing (the “Sponsor Lock-up”) and (y) an aggregate total of 1,437,500 shares of PubCo will be subject to vesting conditions based upon certain specified trading prices of shares of PubCo being achieved post-Closing.

Concurrently with the execution of the Business Combination Agreement, the Seller, the Sponsors and PubCo have entered into a customary lock-up agreement (the “Seller Lock-up Agreement”), which, among other things, provides for restrictions on the transfer of certain PubCo common shares by the Seller following the Closing on terms similar to the terms of the Sponsor Lock-up.

Cohen Circle shareholders who do not redeem their shares will receive one PubCo share for each Cohen Circle share they hold at Closing. Cohen Circle shareholders who redeem their shares will receive their pro rata share of the cash in Cohen Circle’s trust account. The public warrants issued by Cohen Circle will be converted into warrants, which will be exercisable for Cohen Circle’s shares.

Completion of the Business Combination is subject to customary closing conditions, including, among other things: (i) approval by Cohen Circle’s shareholders of the Business Combination Agreement, the Business Combination, and certain other actions related thereto; (ii) the receipt of all regulatory approvals (if any) that the parties agreed to obtain; (iii) the registration statement / proxy statement to be filed in connection with the Business Combination having become effective in accordance with the applicable U.S. securities laws and not subject to any stop order or proceeding (or threatened proceeding) by the SEC; (iv) the absence of certain laws, orders or proceedings that seek to prohibit, enjoin, restrict, invalidate, or make illegal consummation or performance of the transaction; (v) an amount of cash from SPAC available at Closing equaling or exceeding $50,000,000; (vi) the completion of the repayment of certain notes issued by Holdings; (vii) the PubCo common shares having been approved for listing on Nasdaq; (viii) the absence of any material adverse effect; (ix) representations of certain parties being true and correct to specified standards; (x) certain obligations undertaken by the parties being complied with in all material respects; and (xi) delivery by certain parties of certain transaction documents.

The Business Combination Agreement may be terminated prior to the consummation of the Business Combination under certain circumstances including, among other things: (i) by mutual written agreement of Cohen Circle and Holdings; (ii) by either Cohen Circle or Seller if the Closing has not occurred by September 30, 2025 (which may be extended by the parties in accordance with the Business Combination Agreement, the “Outside Date”); (iii) by either Cohen Circle or Seller if Cohen Circle has not obtained the approval from its shareholders for the Business Combination; (iv) by either Cohen Circle or Seller if a governmental entity shall have issued a final and non-appealable order, law or taken any other action, other than imposing any sanctions, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination or any other transaction necessary to complete the Business Combination; (v) by Cohen Circle, if Holdings, PubCo and Merger Sub fail to deliver PCAOB audited financial statements for the year ended December 31, 2024, on or before June 30, 2025; (vi) by Cohen Circle, if a sanctions event occurs and either such sanctions event is not resolved by the Outside Date or Cohen Circle determines in good faith on the advice of outside legal counsel that the failure to terminate prior to the Outside Date would result in any of Cohen Circle, the Sponsors or their respective directors or officers being directly subject to any monetary or criminal liability under U.S. federal or state law or the laws of the Cayman Islands in connection with such sanctions event; (vii) by the Seller, if Cohen Circle’s board of directors shall have publicly withdrawn, modified or changed, in any manner that is adverse to the other parties, its approval or recommendation to approve the Business Combination; or (viii) by the Seller or Cohen Circle in case of certain material breaches of representations, warranties or covenants by the other party resulting in a closing condition not being satisfied within a specified cure period.

Forward-Looking Statements

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the Business Combination, the expected timing of the Closing, the expected impact of the Business Combination, including PubCo being the first U.S.-listed pure play Ukrainian investment opportunity, potential investor interest and the percentage of VEON’s ownership interest in the equity of PubCo following the Closing. These statements are based VEON, Cohen Circle and Kyivstar on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Kyivstar’s, PubCo’s, VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination (including as a result of a termination of the BCA and/or any related agreements between the relevant parties); the outcome of any legal proceedings that may be instituted against Cohen Circle, Kyivstar or VEON, any of its subsidiaries or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary shareholder approvals or to satisfy other conditions to Closing; changes to the proposed structure of the Business Combination or the business combination contemplated thereunder that may be required or appropriate as a result of applicable laws or regulations; the decision by the SEC to deem effective the Registration Statement; the ability to meet the Nasdaq listing standards upon Closing and admission of PubCo for trading on the Nasdaq; the risk that the Business Combination disrupts current plans and operations of VEON as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow, retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the escalation or de-escalation of war between Russia and Ukraine and other risks and uncertainties expected to be set forth in the Registration Statement to be filed by PubCo with the SEC. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON, Kyivstar and Cohen Circle cannot predict with accuracy and some of which neither VEON, Cohen Circle nor Kyivstar might even anticipate. The forward-looking statements contained in this press release speak only as of the date of this release. VEON and Kyivstar do not undertake to publicly update any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events, except as required by U.S. federal securities laws.

No assurances can be made that the parties will successfully close the Business Combination, or close the Business Combination on the timeframe currently contemplated. The Business Combination is subject to the approval of

Cohen Circle’s shareholders, the filing of the Registration Statement with and subsequent approval by the SEC, as well as other regulatory approvals and customary conditions to Closing.

Additional Information and Where to Find It

PubCo intends to file with the SEC a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Cohen Circle and a prospectus of PubCo in connection with the proposed Business Combination. The definitive proxy statement and other relevant documents will be mailed to shareholders of Cohen Circle as of a record date to be established for voting on the proposed Business Combination. SHAREHOLDERS OF COHEN CIRCLE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COHEN CIRCLE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COHEN CIRCLE, KYIVSTAR, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Cohen Circle at Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, telephone: (215) 701-9555.

Participants in the Solicitation

Cohen Circle, Kyivstar, the Company, PubCo and their respective directors and officers may be deemed participants in the solicitation of proxies of Cohen Circle shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of Cohen Circle is contained in Cohen Circle’s filings with the SEC, including its Registration Statement on Form S-1, which was filed with the SEC on September 20, 2024, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Cohen Circle’s shareholders in connection with the proposed Business Combination and other matters to be voted upon at the meeting of Cohen Circle’s shareholders will be set forth in the Registration Statement for the transaction when available.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated March 18, 2025
99.2	Investor Presentation, dated March 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: March 18, 2025

	By:	/s/ A. Omiyinka Doris
	Name:	A. Omiyinka Doris
	Title:	Group General Counsel